

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Stephen C. Glover
Chief Executive Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway, Suite 208
Weston, FL 33326

> **Re: ZyVersa Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2022**
> **File No. 333-268934**

Dear Stephen C. Glover:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, Filed December 21, 2022

Cover Page

1. We note your disclosure on page 64 that 7,667,029 shares of Class A Common Stock were redeemed by Larkspur's shareholders in connection with the business combination. Please include this information on the cover page expressed as a percentage.

2. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

3. Disclose the exercise prices of the PIPE Warrants and Public Warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds

section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

4. In light of the significant number of redemptions of your Class A Common Stock in connection with the business combination, the shares being registered for resale appear to constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Please revise your disclosure to highlight the significant negative impact sales of shares being registered pursuant to this registration statement could have on the public trading price of the Class A Common Stock.

Risk Factors, page 11

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Business
Overview, page 71

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public

securityholders acquired their shares and warrants. Disclose that while the
Sponsor, private placement investors, PIPE investors and other selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities
they purchased due to differences in the purchase prices and the current trading price.
Please also disclose the potential profit the selling securityholders will earn based on the
current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any
questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jared Kelly